FORM 51-102F4
BUSINESS ACQUISITION REPORT

Identity of Company

Austral Pacific Energy Ltd. (the “Company”)

Registered Office: Offices of Lang Michener LLP Suite 1500 Royal Centre 1055 West Georgia Street Vancouver, B.C. V6E 4N7 Canada

Business Office: Level 3, 40 Johnston Street Wellington 6145 New Zealand

Executive Officer

Rick Webber, the Company’s Chief Executive Officer, is knowledgeable about the acquisition in respect of which this Report is filed. Mr. Webber can be contacted at the address above, or by phone at +64 (4) 495 0888.

Business Acquired

On December 22, 2006, the Company acquired Arrowhead Energy Limited (“Arrowhead”), a small privately held independent New Zealand oil & gas exploration and production company. As a consequence, the Company has effectively increased its working interests in three of its principal oil and gas properties in New Zealand, namely the Cheal oil field (PMP 38156—an additional 33% interest acquired), the surrounding exploration permit (PEP 38738-01 — an additional 33%) and the Kahili mining permit (PMP 38153 — an additional 25%). The acquisition was completed by the Company’s subsidiary Austral Pacific Energy (NZ) Limited. Although structured as a share purchase, the transaction was in substance an acquisition of oil & gas properties, and included conditions for Arrowhead to divest itself of three permit interests in which the Company had no exploration interest.

The Company, through its subsidiaries, was already a joint venture participant in and operates all three of the permits acquired. The Company’s share in its cornerstone Cheal oil field development has risen from 36.5% to 69.5%, while its share in the Kahili gas-condensate field has risen from 60% to 85%. This effectively doubles the resource base of the Company, without materially increasing its administrative costs.

Date of Acquisition

December 22, 2006

Consideration

The consideration for the acquisition was US$11 million net, paid in cash.

An initial payment of approximately US$3.9 million was financed by the private placement of 5,007,000 shares of the Company at a price of US$1.30 each, with the balance of the purchase price financed via a loan facility secured by the Company’s subsidiary, Austral Pacific Energy (NZ) Limited. The loan facility from Investec Bank (Australia) Limited was for a total of US$23 million for a term of 4 years at commercial lending rates. Under the terms of the loan, the Company has issued Investec 2.5 million common share purchase warrants.

Effect on Financial Position

Prior to completion of the Arrowhead acquisition, all employees and other administrative obligations of Arrowhead such as consulting and leasehold arrangements were terminated. The Company does not plan any material changes to the Company’s business affairs or of the Arrowhead assets, arising from the acquisition. The Company plans to integrate the acquired interests into the Company’s financing plans for these properties. The Arrowhead assets will be retained within Arrowhead (as a wholly-owned subsidiary of the Company) for the foreseeable future, and all permit interests will be administered jointly by the Company’s management team in New Zealand. As the permit interests acquired merely increase the permit percentages held by the Company, no addition or changed administrative structure is required.

The acquisition was accounted for by the purchase method and total consideration of US$12,081,662 including costs, was allocated to assets and liabilities as follows:

Total purchase price including acquisition costs	12,081,662

Oil and gas properties	14,337,756
Prepaid gas agreement	(2,078,901)
Asset retirement obligations	(184,977)
Working capital	7,784
12,081,662
Deferred taxation liabilities	(2,018,969)
10,062,693
Goodwill	2,018,969
12,081,662

The Company received the benefit of Arrowhead Energy Ltd’s share of Cheal revenue, and was responsible for Arrowhead Energy Ltd’s share of costs, from the date of acquisition. These were not significant for the year ended 31 December 2006.

Prior Valuations

There are no valuations of Arrowhead although the Company has obtained reserve information on its own properties which as discussed above were joint ventured with Arrowhead. Please refer to the Evaluation of the P&NG Reserves of Austral Pacific Energy Ltd in the Cheal Area of New Zealand, by Sproule International Ltd, dated as of December 31, 2005, filed on www.sedar.com on March 30, 2006.

Parties to Transaction

No informed person, associate or affiliate of the Company was involved in the transaction.

Date of Report

This report is dated March 6, 2007.

Financial Statements

BDO Spicers have not given their consent for the inclusion in this Report of their report dated September 5, 2005 on the financial statements of Arrowhead Energy Limited as at and for the year ended March 31, 2005.

Deloitte have not given their consent for the inclusion in this Report of their report dated August 8, 2006 on the financial statements of Arrowhead Energy Limited as at and for the year ended March 31, 2006.

The following financial statements are attached as Schedules to this Form 51-102F4 Business Acquisition Report:

Schedule A — Audited financial statements of Arrowhead Energy Limited (then called International Resource Management (NZ) Limited) for the year ended March 31, 2005 together with the auditor’s report thereon.

Schedule B — Audited financial statements of Arrowhead Energy Limited for the year ended March 31, 2006 together with the auditor’s report thereon.

Schedule C — Unaudited interim financial statements of Arrowhead Energy Limited for the period from April 1 to September 30, 2006.

Schedule D — Unaudited proforma consolidated balance sheet and income statement for Austral Pacific Energy Ltd. for the period from January 1 to September 30, 2006, as if the acquisition of Arrowhead Energy Limited had taken place on January 1, 2006.